SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Navistar International Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

63934E108
(CUSIP Number)

May 8, 2006
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 63934E108                                         13G                                            Page 1 of 8 Pages

1     NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        International Truck and Engine Corporation Non-Contributory Retirement Plan Trust
        13-3248322

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
    INSTRUCTIONS)           (a) ☐

                          (b) ☐

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois

Number of      5   SOLE VOTING POWER

Shares        4,653,018

Beneficially      6   SHARED VOTING POWER

Owned by Each       NONE

Reporting      7   SOLE DISPOSITIVE POWER

Person With       4,653,018

          8   SHARED DISPOSITIVE POWER

NONE

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,653,018

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
    (SEE INSTRUCTIONS)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.18%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

CUSIP: 63934E108                                         13G                                            Page 2 of 8 Pages

1     NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust
    13-3248318

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
    INSTRUCTIONS)            (a) ☐

                       (b) ☐

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois

Number of  5     SOLE VOTING POWER

Shares    1,551,006

Beneficially     6     SHARED VOTING POWER

Owned by Each   NONE

Reporting  7     SOLE DISPOSITIVE POWER

Person With   1,551,006

            8     SHARED DISPOSITIVE POWER

                    NONE

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,551,006

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
        (SEE INSTRUCTIONS)

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        2.06%

13	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

CUSIP: 63934E108                                        13G                                            Page 3 of 8 Pages

1     NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        International Truck and Engine Corporation Retiree Health Benefit Trust
        36-7041538

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
        INSTRUCTIONS)             (a) ☐

                            (b) ☐

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois

Number of  5     SOLE VOTING POWER

Shares    1,551,006

Beneficially  6     SHARED VOTING POWER

Owned by Each   NONE

Reporting  7     SOLE DISPOSITIVE POWER

Person With   1,551,006

            8     SHARED DISPOSITIVE POWER

NONE

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,551,006

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
        (SEE INSTRUCTIONS)

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        2.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

CUSIP: 63934E108                                       13G                                             Page 4 of 8 Pages

1     NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        International Truck and Engine Corporation
        36-1264810

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
        INSTRUCTIONS)                 (a) ☐

                                (b) ☐

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

Number of  5     SOLE VOTING POWER

Shares    7,755,030

Beneficially  6     SHARED VOTING POWER

Owned by Each   NONE

Reporting  7     SOLE DISPOSITIVE POWER

Person With   7,755,030

            8     SHARED DISPOSITIVE POWER

NONE

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,755,030

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
        (SEE INSTRUCTIONS)

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.29%

15	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP: 63934E108                                         13G                                         Page 5 of 8 Pages

1     NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Navistar International Corporation
        36-3359573

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
        INSTRUCTIONS)                     (a) ☐

                                    (b) ☐

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

Number of  5     SOLE VOTING POWER

Shares    7,755,030

Beneficially  6     SHARED VOTING POWER

Owned by Each   NONE

Reporting  7     SOLE DISPOSITIVE POWER

Person With   7,755,030

            8     SHARED DISPOSITIVE POWER

NONE

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,755,030

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
        (SEE INSTRUCTIONS)

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.29%

16	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP: 63934E108                                         13G                                         Page 6 of 8 Pages

Item 1(a)     Name of Issuer:

Navistar International Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:

4201 Winfield Road, P.O. Box 1488
Warrenville, Illinois 60555

Item 2(a)     Name of Person(s) Filing:

International Truck and Engine Corporation Non-Contributory Retirement Plan Trust
International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust
International Truck and Engine Corporation Retiree Health Benefit Trust
International Truck and Engine Corporation
Navistar International Corporation

Item 2(b)     Address or Principal Business Office or, if None, Residence:

c/o International Truck and Engine Corporation
4201 Winfield Road, P.O. Box
Warrenville, Illinois

Item 2(c)     Citizenship:     N/A

Item 2(d)     Title of class of securities:

Common Stock

Item 2(e)     CUSIP No.:

63934E108

Item 3     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filings is a:

(f) ☑ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See pages 1-3

(a)     Amount beneficially owned: 7,755,030
(b)     Percent of class: 10.29%
(c)     Number of shares as to which the person has:
(i)      Sole power to vote or to direct the vote: 7,755,030
(ii)     Shared power to vote or to direct the vote: None
(iii)     Sole power to dispose or to direct the disposition of: 7,755,030
(iv)     Shared power to dispose or to direct the disposition of: None

    On November 8, 2002 Navistar International Corporation (the “Company” and the parent company of International Truck and Engine Corporation (“International”)) sold an aggregate amount of 7,755,030 shares of the Company’s Common Stock, par value $.10 per share, in three separate sales; 4,653,018 shares to the International Non-Contributory Retirement Plan Trust (the “Hourly Trust”), 1,551,006 shares to the International Retirement Plan for Salaried Employees Trust (the “Salaried Trust”), and 1,551,006 shares to the International Retiree Health Benefit Trust (the “Health Benefit Trust”), for an aggregate purchase price of $175,000,000. Each trust is a funding trust for an employee benefit plan sponsored by International. The trust agreements of the Hourly Trust and the Salaried Trust provide that the trustee of the trust is only a directed trustee with respect to employer stock held by the trusts and that the Pension Fund Investment Committee of International (who’s members are for the most part executive officers of the Company, the

CUSIP: 63934E108                                      13G                                             Page 7 of 8 Pages

“PFIC”), or an investment manager designated by the PFIC, is to direct the trustee with respect to the voting or disposition of employer securities. The trust agreement for the Health Benefit Trust provides that International, or an investment manager appointed by International, is to direct the trustee with respect to voting and disposition of employer securities. International has delegated authority for such maters to the PFIC. The Company stock acquired by the trusts is employer securities under these provisions. Jennison Associates LLC had been appointed as investment manager for each trust with respect to the Company stock and was given discretionary authority regarding voting and disposition of the stock. On May 8, 2006, the United States Trust Company, National Association (“US Trust”) was appointment as investment manager for each of the trust to replace Jennison Associates LLC who resigned its appointment effective on the close of business on May 7, 2006. Like Jennison, US Trust has been given discretionary authority regarding voting and disposition of the stock. The Committee and the Company have the power to revoke or change the appointment of US Trust and therefore reacquire the voting and dispositive control over the Company stock. For this reason the Committees, International or the Company might be considered “beneficial owners” of the Company stock.

The reporting persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The reporting persons expressly disclaim that they have agreed to act as a group except for purposes of filing this Schedule 13G.

Item 5     Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than 5% on Behalf of Another Person:     N/A

Item 7     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

As discussed above, International, the principal operating subsidiary of the Company, acquired the securities being reported herein by the Company.

Item 8     Identification and Classification of Members of the Group:     N/A

Item 9     Notice of Dissolution of Group:     N/A

Item 10     Certification

    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP: 63934E108                                     13G                                               Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 19, 2006

International Truck and Engine Corporation Non-Contributory Retirement Plan Trust
International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust
International Truck and Engine Corporation Retiree Health Benefit Trust

                                By:     Pension Fund Investment Committee of International Truck and Engine Corporation

                 By:    /s/ Terry M. Endsley
                        Name: Terry M. Endsley
Title: In his sole capacity as a member of the PFIC of International Truck and Engine

Navistar International Corporation
International Truck and Engine Corporation

   By:    /s/ Terry M. Endsley
        Name: Terry M. Endsley
            Title: Vice President and Treasurer